Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

January 18, 2024

Via EDGAR Filing

Mr. Michael A. Rosenberg

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2373

Balanced Income Builder Portfolio, Series 46

File Nos. 333-275594 and 811-03763

Dear Mr. Rosenberg:

This letter responds to the comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2373, filed on November 16, 2023, with the Securities and Exchange Commission. The registration statement proposes to offer the Balanced Income Builder Portfolio, Series 46 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.        Please disclose the risks associated with each asset class listed under the “Principal Investment Strategy” section.

Response:       Once the portfolio is selected, a sentence will be added stating the types of investments that represent a significant amount of the trust’s assets as of the date of deposit. The “Principal Risks” section will be revised to match this list, as appropriate.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren